Exhibit 99.1

Abivax Establishes an At-the-Market (ATM)

Program on Nasdaq

PARIS, France, November 19, 2024 – 10:30 p.m. CET – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq - ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to modulate the inflammatory response in patients with chronic inflammatory diseases, today announced the implementation of an At-The-Market program (“ATM Program”) allowing the Company to issue and sell, including with unsolicited investors who have expressed an interest, ordinary shares in the form of American Depositary Shares (“ADS”), each ADS representing one ordinary share, nominal value €0.01 per share, of the Company, with aggregate gross sales proceeds of up to $150,000,000 (subject to French regulatory limits and within the limits of the investors’ requests expressed in the context of the program), from time to time, pursuant to the terms of an equity distribution agreement with Piper Sandler & Co. (“Piper Sandler”), acting as sales agent. The timing of any issuances in the form of ADSs will depend on a variety of factors. The ATM Program will be effective for a 3-year period, i.e. until November 19, 2027, unless terminated prior to such date in accordance with the equity distribution agreement or if ADSs representing the maximum gross sales proceeds have been sold thereunder.

A shelf registration statement on Form F-3, including a base prospectus relating to Abivax’s securities and an equity distribution agreement prospectus relating to the ATM Program, was filed with the U.S. Securities and Exchange Commission (“SEC”), but has not yet become effective. The base prospectus provides for the potential sale of ADSs of the Company (including outside of the ATM Program) with aggregate gross sales proceeds of up to $350,000,000 to grant additional flexibility to the Company in connection with its financing strategy. The securities referred to in the registration statement may not be sold, nor may offers to buy them be accepted, prior to the time the registration statement becomes effective.

To the extent that ADSs are sold pursuant to the ATM Program, Abivax currently intends to use the net proceeds (after deduction of fees and expenses), if any, of sales of ADSs issued under the ATM Program primarily for the launch and continuation of clinical programs on obefazimod, and working capital and general corporate purposes, at its discretion.

Piper Sandler, as sales agent, will use commercially reasonable efforts to arrange on the Company’s behalf the sale of ADSs to eligible investors requesting it, consistent with Piper Sandler’s normal sales and trading practices. Sales prices may vary based on market prices and other factors. Only eligible investors (as described in greater detail below) may purchase ADSs under the ATM Program. In any case, the corresponding sales price of the new ordinary shares underlying the ADSs will not be less than the volume weighted-average of the trading prices of the Company’s ordinary shares on the regulated market of Euronext in Paris (“Euronext Paris”) over a period chosen of between three and ninety consecutive trading days prior to the relevant pricing date, subject to a maximum discount to such volume weighted-average price of 10%.

The ADSs and the underlying ordinary shares will be issued through one or more share capital increases without shareholders’ preferential subscription rights under the provisions of Article L. 225-138 of the French Commercial Code (Code de commerce) and pursuant to and within the limits set forth in the 20th and 28th resolutions adopted by the combined shareholders’ general meeting dated May 30, 2024 (or any substitute resolutions, adopted from time to time), i.e., a maximum number of 25,000,000 ordinary shares, representing a maximum potential dilution of approximately 39.5% based on the existing share capital of the Company as of October 31, 2024. The number of underlying ordinary shares to be admitted on Euronext Paris shall represent, over a period of 12 months, less than 20% of the ordinary shares already admitted to trading on said market without a French listing prospectus (such limit being increased to 30% upon entry into force of the Listing Act Regulation1 on December 4, 2024).

The new ordinary shares to be sold in the form of ADSs would be issued in one or more offerings at the market price of the ADSs at the time of pricing of the considered capital increases.

ADSs under the ATM Program may only be issued to the categories of investors defined in the 20th resolution adopted by the General meeting of May 30, 2024 (or any similar resolutions that may be substituted for it in the future), comprising (i) French or foreign individuals or legal entities, including companies, trusts or investment funds or other investment vehicles of any kind, investing on a regular basis, or having invested more than one million euros during the 24 months preceding the considered capital increase, (a) in the pharmaceutical sector; and/or (b) in growth stocks listed on a regulated market or a multilateral negotiation system (type Euronext Growth) considered as “micro, small and medium-sized enterprises” in the meaning of annex I to the Regulation (CE) no. 651/2014 of the European Commission of June 17, 2014; and/or (ii) one or more strategic partners of the Company, located in France or abroad, who has (have) entered into or will enter into one or more partnership agreements (such as development, co-development, distribution, and manufacturing agreements) or commercial agreements with the Company (or a subsidiary) and/or companies they control, that control them or are controlled by the same person(s), directly or indirectly, within the meaning of Article L. 233-3 of the French Commercial Code. The new ordinary shares will be admitted to trading on Euronext Paris and the issued ADSs will trade on the Nasdaq Global Market (“Nasdaq”).

On an illustrative basis, assuming the issuance of the full amount of $150 million (all exchange rate translations in this press release are for convenience and based on an exchange rate of €1.00 = $1.0583, the exchange rate reported by the European Central Bank on November 15, 2024) of ADSs under the ATM Program at an assumed offering price of $9.50 per ADS (or €8.87 per ordinary share), the last reported price of the ADSs on Nasdaq on November 15, 2024, a holder of 1.0% of the Company’s outstanding share capital as of the date of this press releases, would hold 0.80% of the Company’s outstanding share capital after the completion of the transaction (calculated on the basis of the number of outstanding shares on the date of publication of this press release).

During the term of the ATM Program, the Company intends to include information in the publication of its half-year and full-year financial reports about its use of the ATM Program during the preceding period and intends to also provide an update after each capital increase under its ATM Program on a dedicated location on its corporate website in order to inform investors about the main features of each issue that may be completed under the ATM Program from time to time.

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Regulation (EU) 2024/2809 of the European Parliament and of the Council of 23 October 2024 amending Regulations (EU) 2017/1129, (EU) No 596/2014 and (EU) No 600/2014 to make public capital markets in the Union more attractive for companies and to facilitate access to capital for small and medium-sized enterprises

The shelf registration statement on Form F-3 (including a prospectus) relating to Abivax’s ADSs was filed with the SEC on November 19, 2024. Before purchasing ADSs in the offering, prospective investors should read the prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference therein. Prospective investors may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the prospectus supplement (and accompanying prospectus) relating to the offering may be obtained from Piper Sandler, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attention: Prospectus Department, by telephone at +1 (800) 747-3924, or by email at prospectus@psc.com. No prospectus will be filed with the French Autorité des Marchés Financiers (“AMF”) pursuant to Regulation (EU) 2017/1129 of the European Parliament and of the Council dated June 14, 2017, as amended (the “Prospectus Regulation”), since the contemplated share capital increase(s) (for the issuance of the ordinary shares underlying the ADSs) would be offered to qualified investors (as such term is defined in Article 2(e) of the Prospectus Regulation) and fall under the exemption provided for in Article 1(5)(a) of the Prospectus Regulation, which states that the obligation to publish a prospectus shall not apply to admission to trading on a regulated market of securities fungible with securities already admitted to trading on the same regulated market, provided that they represent, over a period of 12 months, less than 20% of the number of securities already admitted to trading on the same regulated market (such limit being increased to 30% upon entry into force of the Listing Act Regulation2).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, no public offering of the ADSs will be made in Europe.

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About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis.

Contact:

Patrick Malloy

SVP, Investor Relations Abivax SA

patrick.malloy@abivax.com

+1 847 987 4878

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Regulation (EU) 2024/2809 of the European Parliament and of the Council of 23 October 2024 amending Regulations (EU) 2017/1129, (EU) No 596/2014 and (EU) No 600/2014 to make public capital markets in the Union more attractive for companies and to facilitate access to capital for small and medium-sized enterprises

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business and financial objectives. Words such as “intend,” “may,” “would,” “will” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning the Company’s proposed securities offering and its intended use of proceeds. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 5, 2024 under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development, including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell or the solicitation of an offer to purchase or subscribe for securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.

Disclaimer

This press release does not, and shall not, in any circumstances constitute a public offering nor an invitation to solicit the interest of the public in France, the United States, or in any other jurisdiction, in connection with any offer.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This press release is not an advertisement and not a prospectus within the meaning of Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”). This document does not constitute an offer to the public in France (except for public offerings defined in Article L.411-2 1° of the French Monetary and Financial Code) and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2, 1° of the French Monetary and Financial Code to (i) qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the EU Prospectus Regulation and/or (ii) a limited group of investors (cercle restreint d’investisseurs) acting for their own account, all as defined in and in accordance with articles L. 411-1, L. 411-2 and D. 411-2 to D. 411-4 of the French Monetary and Financial Code.

With respect to the Member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant Member State. As a result, the securities may not and will not be offered in any relevant Member State except in accordance with the exemptions set forth in Article 1(4) of the EU Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the EU Prospectus Regulation and/or to applicable regulations of that relevant Member State.

MIFID II product governance / Retail investors, professional investors and ECPs only target market - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the new shares has led to the conclusion that: (i) the target market for the new shares is retail investors, eligible counterparties and professional clients, each as defined in MiFID II; and (ii) all channels for distribution of the new shares to retail investors, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the new shares (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels. For the avoidance of doubt, even if the target market includes retail investors, the manufacturers have decided that the new shares will be offered, as part of the ATM Program, only to eligible counterparties and professional clients.